T3/11

BB 3/4

RECEIVED
FEB 28 2003
207
PROCESSING SECTION
WASH, D.C.

03013435

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miramar Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Brookstone Centre Parkway
(No. and Street)

Columbus	**Georgia**	**31904**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julio Gonzalez **(706) 660-0064**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE

Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, *Julio Gonzalez*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Miramar Securities, LLC**, as of **December 31**, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANN H. FULLER
- NOTARY PUBLIC - OFFICIAL SEAL-
MUSCOGEE COUNTY, GA
My Commission Expires December 1, 2005

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) State of Income (Loss).
- ☐ (d) State of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIRAMAR SECURITIES, LLC

Financial Statements
and Supplemental Schedule

December 31, 2002 and 2001

(with Independent Accountants' Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers and Member
Miramar Securities, LLC:

We have audited the accompanying balance sheets of Miramar Securities, LLC (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miramar Securities, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 24, 2003

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

MIRAMAR SECURITIES, LLC

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 2,547	64,465
Marketable investment securities, at market value	45,874	202,130
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $36,012 and $31,928 in 2002 and 2001	4,979	9,063
Deposit with clearing organization	100,000	100,000
Other assets	8,155	3,617
	$ 161,555	379,275
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 53,601	51,386
Payables to affiliates	19,519	22,185
Total liabilities	73,120	73,571
Commitments		
Member's equity	88,435	305,704
	$ 161,555	379,275

See accompanying notes to financial statements.

MIRAMAR SECURITIES, LLC

Statements of Operations

For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating income:		
Commissions	$ 219,157	282,570
Realized gains on sale of marketable investment securities	25	1,938
Unrealized gains on marketable investment securities	1,622	2,952
Interest and dividends	3,503	11,328
Other income	14,685	52,133
Total operating income	238,992	350,921
Operating expenses:		
Employee compensation and benefits	208,457	308,154
Selling, general and administrative expenses	118,786	111,003
Brokerage fees	67,433	107,446
Professional fees	44,054	30,351
Occupancy and equipment	83,691	1,115
Total operating expenses	522,421	558,069
Net loss	$ (283,429)	(207,148)

See accompanying notes to financial statements.

MIRAMAR SECURITIES, LLC

Statements of Member's Equity

For the Years Ended December 31, 2002 and 2001

Balance at December 31, 2000	$ 326,447
Capital contributions	186,405
Net loss	(207,148)
Balance at December 31, 2001	305,704
Capital contributions	66,160
Net loss	(283,429)
Balance at December 31, 2002	$ 88,435

See accompanying notes to financial statements.

MIRAMAR SECURITIES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (283,429)	(207,148)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4,084	6,781
Realized gains on sale of marketable investment securities	(25)	(1,938)
Unrealized gains on marketable investment securities	(1,622)	(2,952)
Purchases of marketable investment securities	(348,602)	(1,277,273)
Sales and maturities of marketable investment securities	547,665	1,332,279
Change in assets and liabilities:		
Other assets	(4,538)	28,249
Accounts payable and accrued expenses and payables to affiliates	(451)	(16,621)
Net cash used in operating activities	(86,918)	(138,623)
Cash flows from investing activities consisting of purchases of furniture, fixtures and equipment	-	(5,671)
Cash flows from financing activities consisting of capital contributions	25,000	186,405
Net change in cash	(61,918)	42,111
Cash at beginning of period	64,465	22,354
Cash at end of period	$ 2,547	64,465
Noncash financing activities:		
Capital contribution in the form of AFLAC common stock	$ 41,160	-

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

Business
Miramar Securities, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 24, 1994 and capitalized on January 24, 1995. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a full-service, fully disclosed introducing broker/dealer.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Marketable Investment Securities
Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of operations. Marketable investment securities transactions of the Company are recorded on a trade date basis.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Income Taxes
At its inception, the Company elected S corporation status under the provisions of the Internal Revenue Code and state laws which allowed the income of the Company to be taxed at the shareholder level. Effective December 31, 1998, the Company reorganized as a limited liability corporation. As a result, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) Marketable Investment Securities
Marketable investment securities at December 31, 2002 and 2001 consist of the following:

	2002	2001
U.S. Treasury bills	$ -	199,178
Corporate common stocks	45,874	2,952
	$ 45,874	202,130

(3) Net Capital Requirements
The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $63,224 which was $13,224 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.16 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

(4) Member's Equity

The Company's initial capitalization was effected on January 24, 1995, when the Company's member contributed 3,093 shares of AFLAC Incorporated common stock with a market value of $102,842 in exchange for 100 shares of the Company's common stock. Additionally, from the period of initial capitalization through December 31, 2002, the Company's member has made aggregate cash and noncash capital contributions of $2,287,961 and $61,490, respectively.

The Company's member has made the contributions outlined above to fund the initial capitalization and the operating losses of the Company and intends to continue to provide the necessary funding to support future cash flow and minimum net capital needs.

(5) Transactions with Companies Under Common Control

The Company operates out of a facility owned by a company (the "Real Estate Company") that is wholly owned by the Company's sole member. This space was provided rent free to the Company through November 2001. The Company incurred rent expense for this office space of $5,000 in 2001 and $79,468 during 2002 of which $5,834 was payable at December 31, 2002. Prior to May 2000, the Company subleased certain office space that was leased by Diaz-Verson Capital Investments, LLC ("DVC"), an affiliate of the Company by common control.

The Company had accounts payable to DVC of $13,685 and $22,185 at December 31, 2002 and 2001, respectively.

(6) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and 2001, and for the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

SUPPLEMENTAL SCHEDULE

MIRAMAR SECURITIES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of net capital:	
Member's equity	$ 88,435
Deductions and/or charges:	
Nonallowable assets:	
Furniture, fixtures and equipment, net	(4,979)
Other assets	(8,155)
Haircuts on securities	(12,077)
Net capital	63,224
Minimum capital required to be maintained (greater of $50,000 or 6 2/3% of aggregate indebtedness)	50,000
Net capital in excess of requirement	$ 13,224
Computation of aggregate indebtedness:	
Total aggregate indebtedness consisting of accounts payable and accrued expenses	$ 73,120
Ratio of aggregate indebtedness to net capital	1.16 to 1
Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2002):	
Net capital, as reported in Part II (unaudited) FOCUS report	$ 95,413
Difference in amount of haircut	(476)
Audit adjustments, net	(31,713)
Net capital per above	$ 63,224